Exhibit 3

Mayne Group Limited

(ABN 56 004 073 410)

Registered Office

21st Floor, 390 St Kilda Road

Melbourne, Victoria 3004

Notice of General Meeting

A General Meeting of Mayne Group Limited (“Mayne” or the “Company”) will be held as follows:

Date:

Thursday, 4 March 2004

Time:

10.00 am

Venue:

Melbourne Convention Centre

Latrobe Theatre

Level 2, corner Spencer

and Flinders Streets

Melbourne Victoria

All Share Registry communications to:

ASX Perpetual Registrars Limited

Level 4

333 Collins Street

Melbourne Victoria 3000

Postal Address

GPO Box 1736

Melbourne Victoria 3001

Telephone: 1300 727 265 or (03) 9615 9128

Facsimile: (03) 8614 2909 (for proxies only)

Special Business

BUY-BACK OF UP TO 180 MILLION ORDINARY SHARES

1	To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That the Company authorise and approve:

(a)	the buy-back of up to 180 million of its issued ordinary shares by buy-back agreements under:

(1)	an off-market tender buy-back; and

(2)	on-market buy-backs; and

(b)	the terms, and entry into, of the buy-back agreements to the extent that approval of such buy-back agreements is required under the Corporations Act 2001 (Cth),

as detailed in the Explanatory Notes which accompany this Notice of General Meeting.”

Mayne Group Limited

K P Kee

Secretary

27 January 2004

EXPLANATORY NOTES TO SHAREHOLDERS

Voting Information

1	For the purposes of the meeting, shares will be taken to be held by the persons who are the registered holders at 7.00pm on 2 March 2004. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

2	A shareholder entitled to attend and vote has a right to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a shareholder.

A form of appointment of proxy is enclosed. To be effective the document appointing the proxy (and if the appointment is signed or executed by the appointor’s attorney, the authority under which the appointment was signed or a certified copy of the authority) must be received by the Company at least 48 hours before the meeting. The documents must be delivered to the Company’s Share Registry ASX Perpetual Registrars Limited, Level 4, 333 Collins Street, Melbourne, Victoria 3000, Australia (Postal Address: GPO Box 1736 Melbourne, Victoria 3001, Australia) or sent by facsimile to the following number (03) 8614 2909 (international +(613) 8614 2909).

A shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using the enclosed proxy form, an additional form of proxy is available on request from the Share Registry.

3	A representative of a company attending the meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with the Company’s Share Registry.

4	Please refer to other notes appearing on the enclosed form of proxy.

NOTICE OF GENERAL MEETING PAGE TWO

Special Business

1 BUY-BACK OF UP TO 180 MILLION ORDINARY SHARES

Background

As announced on 2 December 2003, the Company has completed the divestment of 41 of its 53 hospitals. The approvals for the sale of the Indonesian, collocated and privatised hospitals are progressing in accordance with Mayne’s expectations and discussions have been opened with each of the relevant authorities. The total sale price for the Hospitals portfolio is A$813 million and this is expected to result in net proceeds to Mayne, after transaction costs, of A$789 million.

As previously foreshadowed, Mayne intends to return to shareholders a substantial proportion of proceeds from the sale of these hospitals through off and on-market share buy-backs.

On 2 December 2003 Mayne also announced its intention to seek shareholder approval to buy back up to A$500 million worth of its shares over the next 12 months (“Buy-Back Program”) in order to provide the Board with the flexibility to implement a range of capital management initiatives. Implementation of the Buy-Back Program is subject to a number of conditions including receiving shareholder approval as set out in the Notice of General Meeting. Mayne also announced that, following receipt of shareholder approval, it planned to proceed with an off-market buy-back tender expected to be between A$250 million and A$350 million.

Mayne intends to limit the maximum number of shares that it will buy back to 180 million. If the maximum number of shares are bought back, this would represent approximately 24.1% of the Company’s issued capital as at 27 January 2004.

Reason for the resolution

The purpose of the resolution (“Buy-Back Resolution”) is to seek shareholder approval of the Buy-Back Program. Under the Corporations Act 2001 (Cth) (“Corporations Act”), as modified by the Australian Securities and Investments Commission (“ASIC”) as described in “ASIC exemption” on page 4, the Company must obtain the approval of its shareholders in order to buy back more than 10% of the smallest number of voting shares that the Company had on issue during the 12 months preceding the buy-back (the “10/12 limit”).

The Buy-Back Resolution will be approved if more than 50% of votes cast at the General Meeting on the resolution are in favour of it.

In addition, the Company is required to disclose all information that is material to the decision on how to vote on the Buy-Back Resolution. Accordingly these Explanatory Notes describe:

•	the proposed terms of the buy-backs which may constitute the Buy-Back Program including the terms of the Buy-Back Program;

•	reasons for the Buy-Back Program;

•	possible disadvantages of the Buy-Back Program;

•	the effect of the Buy-Back Program on the Company; and

•	other information material to a shareholder’s decision on how to vote on the Buy-Back Resolution.

Outline of the Buy-Back Program

The Company proposes to conduct the first stage of the Buy-Back Program as an off-market buy-back tender (“Buy-Back Tender”). Following completion of the Buy-Back Tender, the Board will review the Company’s ongoing capital management program and, if appropriate, consider returning any surplus capital to shareholders through on-market share buy-backs as described below. The resolution you will have the opportunity to vote on is designed to give the Board this flexibility.

The Company is seeking approval to buy back up to 180 million shares under the Buy-Back Program. This is the maximum number of shares that may be repurchased rather than the actual number that will definitely be bought back. It does not represent a commitment to repurchase that number of shares or any shares. The proposed maximum is set at approximately 24.1% of Mayne’s ordinary shares and is designed to give the Company flexibility in determining the timing and size of buy-backs over the next 12 months. The number of shares actually bought back will depend on a range of factors including:

•	market conditions;

•	the Company’s operating cashflow and earnings outlook; and

•	any acquisitions, investment or divestment opportunities that arise.

Number of shares targeted to be bought back under the Buy-Back Tender

Mayne is targeting to repurchase between A$250 million and A$350 million worth of shares under the Buy-Back Tender. A key consideration for the Company in determining how many shares to buy back under the Buy-Back Tender will be the price level of tenders received and an assessment of the value to Mayne in buying back shares at the tendered price versus any capital redeployment opportunities which may exist.

The Company may in its absolute discretion determine not to proceed with the Buy-Back Tender or, if it elects to proceed, amend or terminate the Buy-Back Tender at any time prior to the date on which the Company enters into any buy-back agreements, by making an announcement to that effect to the Australian Stock Exchange (“ASX”).

Terms of the Buy-Back Tender

Under the Buy-Back Tender, Mayne will invite eligible holders of shares recorded on its register on the record date to determine entitlements to participate in the Buy-Back Tender (expected to be 26 February 2004) (“Record Date”) to offer to sell some or all of their shares to the Company at specified prices within the range A$2.80 to A$4.00.

The Buy-Back Tender is expected to open on 4 March 2004 and close at 7.00pm on 19 March 2004 (“Buy-Back Period”). The proposed timetable for the Buy-Back Tender is set out under the heading “Proposed timing for the Buy-Back Tender” on page 8. While the Company does not currently anticipate changing any of the dates and times set out in that section, it reserves the right to do so by announcement to the ASX.

Participation in the Buy-Back Tender is voluntary. Shareholders do not have to offer to sell their shares if they do not want to. Shareholders will also have the right to withdraw tenders during the Buy-Back Period subject to complying with specified notification procedures.

If shareholders do not approve the Buy-Back Resolution, the Company will not be able to proceed with the proposed Buy-Back Program. While this will not affect the Company’s ability to proceed with buy-backs that do not exceed the 10/12 limit, as at 27 January 2004, the Company would (without further shareholder approval) be limited to buying back 7,373,423 shares until 28 January 2005.

Price range for the Buy-Back Tender

Shareholders will be invited to offer to sell some or all of their shares at specified prices between A$2.80 and A$4.00 per share (“Tender Range”).

On the close of the Buy-Back Period, the Company will determine the lowest price in the Tender Range at which the Company will be able to buy back the amount of capital it determines to buy back (“Buy-Back Price”).

All shareholders submitting successful tenders will be paid the same price for shares bought back (even if they tendered shares below the Buy-Back Price).

For taxation purposes, no part of the Buy-Back Price will be treated as a dividend in the hands of shareholders. This tax treatment is being confirmed in a Class Ruling from the Australian Taxation Office. The Company will provide shareholders with further details of the Class Ruling in the “Buy-Back Booklet” which will be sent to shareholders in early March 2004.

NOTICE OF GENERAL MEETING PAGE THREE

Special Business

1 BUY-BACK OF UP TO 180 MILLION ORDINARY SHARES (cont)

Overview of the tender process

Each shareholder eligible to participate in the Buy-Back Tender may submit a tender if they wish to sell some or all of their eligible shares. The offer by a shareholder who submits a tender to sell shares to the Company must specify:

•	the number of shares the shareholder offers to sell, which may be up to 100% of their eligible holding as at the Record Date; and

•	the nominated price or prices within the Tender Range at which each share is offered to be sold.

Shareholders will be able to submit offers to sell portions of their shareholding for different prices within the Tender Range. For example, a shareholder may offer to sell half of their shareholding for A$3.25 per share and the other half for A$4.00 per share.

Alternatively, shareholders wishing to increase the likelihood that they will participate in the Buy-Back Tender may submit a “Final Price Tender”. A Final Price Tender is a tender in which the shareholder elects to be paid the Buy-Back Price, whatever it is determined to be under the tender process.

Shareholders will have shares that are tendered at or below the Buy-Back Price or as a Final Price Tender bought back subject to the scale-back mechanism set out below. Shares that are tendered above the Buy-Back Price will not be bought back.

If more shares are tendered at or below the Buy-Back Price (including Final Price Tenders) than the Company wishes to buy back, then a scale back will be applied as follows:

•	if the Buy-Back Price is above the lowest price in the Tender Range then:

•	tenders of shares below the Buy-Back Price and Final Price Tenders will be bought back in full; and

•	tenders of shares at the Buy-Back Price (including Final Price Tenders) will be scaled back as follows:

•	shareholders who have submitted tenders in respect of 100% of their eligible shares at or below the Buy-Back Price (including Final Price Tenders), and would have a shareholding of 500 shares or fewer as at the end of the Buy-Back Period as a result of the scale-back, will have all of their eligible shares bought back; and

•	the number of shares that will be bought back from each other shareholder who tenders shares at the Buy-Back Price will be scaled back on a pro rata basis; and

•	if the Buy-Back Price is the lowest price in the Tender Range, then all tenders at the Buy-Back Price (including Final Price Tenders) will be scaled back on a pro rata basis except that:

•	the Priority Allocation will be bought back from each shareholder who tendered more than the Priority Allocation at the Buy-Back Price and/or as a Final Price Tender;

•	if the shareholder has tendered, in aggregate, the Priority Allocation or less, at the Buy-Back Price and/or as a Final Price Tender, all of those shares will be bought back; and

•	those shareholders who have submitted tenders in respect of 100% of their eligible shares as Final Price Tenders and/or at the Buy-Back Price, and would have a shareholding of 500 shares or fewer as at the close of the Buy-Back Period as a result of the scale-back, will have all of their shares bought back.

The “Priority Allocation” is 500 shares or such lesser number of shares as is required to ensure that the Company is able to buy back only the number of shares it determines to buy back.

The Company will announce to the ASX the total number of shares to be bought back, the scale-back policy and the Buy-Back Price after the close of the Buy-Back Period.

Effect of the Buy-Back Tender on voting rights and dividend rights

Shareholders will be entitled to vote (in accordance with the voting rights attached to their shares) at the general meeting on 4 March 2004 (to which these Explanatory Notes relate) and at any other meeting of the shareholders of the Company that is held during the Buy-Back Period even if they have lodged a tender to sell shares to the Company under the terms of the Buy-Back Tender.

Shareholders will also be entitled to any dividends (in accordance with the dividend rights attached to their shares) where the record date for the dividend occurs prior to the date on which the Company enters into a buy-back agreement with shareholders. Shareholders participating in the Buy-Back Tender will still be entitled to receive Mayne’s interim dividend payable in March 2004 on shares for which they are registered as an eligible holder on the record date for that dividend (which is 5 March 2004).

Shares issued under the dividend reinvestment plan (“DRP”) in respect of the interim dividend will be allotted after the close of the Buy-Back Tender. Hence, shareholders who intend to offer to sell all of their shares in the Buy-Back Tender should consider revoking any existing participation in the DRP by lodging a reinvestment plan variation form with the Share Registry before 5 March 2004. Otherwise, shareholders may be left holding only the new DRP shares if they successfully tender all of their existing shares into the Buy-Back.

Conditions of the Buy-Back

In accordance with the conditions of the ASIC exemption described under the heading “ASIC exemption” below, the Company cannot buy back shares under the Buy-Back Tender unless the shareholders of the Company approve the Buy-Back Resolution as set out in the Notice of General Meeting (although it may proceed with other lawful buy-backs within the 10/12 limit).

ASIC exemption

Section 257A of the Corporations Act authorises a company to buy back its own shares if the buy-back does not materially prejudice the company’s ability to pay its creditors and it follows the procedures laid down in Division 2 of Part 2J.1 of the Corporations Act. Division 2 of Part 2J.1 of the Corporations Act permits a company to conduct an equal access buy-back scheme if each of the following conditions set out in subsection 257B(2) is satisfied:

•	the offers under the scheme relate only to ordinary shares;

•	the offers are to be made to every person who holds ordinary shares to buy back the same percentage of their ordinary shares;

•	all of those persons have a reasonable opportunity to accept the offers made to them;

•	buy-back agreements are not entered into until a specified time for acceptances of offers has closed;

•	the terms of all the offers are the same.

An equal access buy-back in excess of the 10/12 limit (defined by section 257B(4) and (5) as 10% of the smallest number of votes attaching to voting shares that the company had on issue that year) also requires approval under section 257C of the Corporations Act by an ordinary resolution passed at a general meeting of the company.

The Buy-Back Tender does not technically comply with the requirements for an equal access buy-back scheme and, accordingly, is treated as a selective buy-back for the purposes of the Corporations Act. However, ASIC has agreed to grant the Company an exemption under section 257D(4) of the Corporations Act to permit the Company:

•	to conduct the Buy-Back Tender similarly to the conduct of an equal access scheme;

•	to utilise the scale-back mechanism described under the heading “Overview of the tender process” on page 4;

NOTICE OF GENERAL MEETING PAGE FOUR

•	to invite all shareholders (other than employee shareholders whose shares are subject to restrictions on disposal) to offer for sale any number of their shares to the Company rather than the Company offering to buy back such shares; and

•	to seek approval by ordinary resolution of its shareholders of the purchase of shares under the Buy-Back Tender and the Buy-Back Program up to a 180 million share limit.

Accordingly, the Company is not required to approve the Buy-Back Tender in accordance with section 257D of the Corporations Act (which requires approval of the terms of a selective buy-back by a special resolution on which no votes are cast by persons whose shares are proposed to be bought back or their associates).

On-market buy-backs

On 28 August 2002, Mayne announced an on-market buy-back program for up to 75 million shares. This buy-back program was increased to approximately 85 million shares on 23 December 2003. As this represented less than 10% of the issued ordinary shares of the Company, no prior shareholder approval was required for this program. As at 27 January 2004, Mayne has bought back 81,355,744 shares for a total consideration of around A$257 million. The highest price paid under this on-market buy-back is A$3.68 and the lowest price paid is A$2.58. The Company may continue to buy back shares under this program up to the maximum total of approximately 85 million shares and may make further on-market buy-backs as approved by shareholders under the Buy-Back Resolution. This on-market buy-back has reduced the number of shares the Company can repurchase over the next 12 months without shareholder approval.

As part of the Buy-Back Program, Mayne may undertake further on-market buy-backs. Any such on-market buy-back would involve the Company buying shares:

•	on the ASX;

•	in the ordinary course of trading; and

•	at the then current market price on the ASX.

On-market buy-backs are regulated by both the ASX and ASIC. The ASX Listing Rules require Mayne to file a notice with the ASX setting out:

•	the maximum number of shares that may be bought back;

•	the reasons for the buy-back;

•	the period (if the Company has determined one) for the buy-back; and

•	all other information that may be material to a shareholder’s decision as to whether to sell into the buy-back.

The Company is also required to lodge daily notices with the ASX reporting as to shares bought back on the previous day, including details of the number of shares bought back and the buy-back price.

The ASX Listing Rules require that the price for an on-market buy-back be no more than 5% higher than the average closing price for the Company’s ordinary shares over the previous five trading days. This average is calculated on a rolling basis.

The on-market buy-back could involve the purchase of shares up to the maximum of 180 million taking into account those shares already acquired under the Buy-Back Tender.

Reasons for the Buy-Back Program

On 21 October 2003, Mayne announced that it had signed an agreement for the sale of its Hospitals business for A$813 million. On 2 December 2003, Mayne announced that it had completed the sale of 41 of its 53 hospitals and that it would seek shareholder approval for a buy-back of up to A$500 million over the next 12 months in order to provide the Board with the flexibility for a range of capital management initiatives. Mayne also announced that, following receipt of shareholder approval, it planned to proceed with an off-market buy-back tender expected to be between A$250 million and A$350 million.

The Board considers that the Buy-Back Program is an effective means of returning surplus capital to shareholders and enabling the Company to maintain a more efficient capital structure.

The Board considers the benefits of the Buy-Back Tender are as follows:

•	all eligible shareholders have an equal opportunity to participate;

•	a competitive tender process:

•	allows shareholders to tender their shares at prices chosen by them within the Tender Range which means that shareholders effectively determine the Buy-Back Price for a given number of shares to be bought back;

•	may enable the Company to repurchase shares at a lower average cost than a fixed price buy-back or an on-market buy-back;

•	compared with a fixed price buy-back, reduces the risk of setting a buy-back price which is too low and the Buy-Back Tender being unsuccessful through a low take-up;

•	should allow the Company to buy back the targeted number of shares within a shorter period (compared to an on-market buy-back); and

•	should enable shareholders to sell a large volume of shares without depressing Mayne’s market price;

•	shareholders should not have to pay brokerage or appoint a stockbroker to sell their shares in the Buy-Back Tender; and

•	the Buy-Back Tender is expected to increase the Company’s earnings per share and return on equity over time.

The advantages of an on-market buy-back include the following:

•	purchases under the buy-back can be tailored to react to changing market conditions;

•	Mayne has complete flexibility to adjust the volume of any share purchases and can cease purchases at any time; and

•	implementation of an on-market buy-back is very simple and involves very few costs.

Possible disadvantages of the Buy-Back Program

The Board does not think that the Buy-Back Program poses any significant disadvantage to shareholders. However, in making their decision shareholders should, among other things, evaluate the following factors:

•	there may be a small reduction in net asset backing per share; and

•	the Buy-Back Program may result in a reduction of the Company’s index weighting.

Further detail on these factors is provided elsewhere in this Notice.

NOTICE OF GENERAL MEETING PAGE FIVE

Special Business

1 BUY-BACK OF UP TO 180 MILLION ORDINARY SHARES (cont)

Information on the Company

Share price information

A graph indicating the share price performance of the Company over the period from January 2003 to January 2004 is set out at right.

Outlook for the Company

The Company is budgeting for higher earnings in 2004 over 2003 adjusting the results for the disposal of the Logistics and Hospitals businesses, in spite of a higher Australian dollar. The outlook for Mayne’s divisions are as follows:

•	2004 earnings in Pathology and Imaging are expected to improve over 2003 with the benefits of the full year of contribution of recent acquisitions;

•	in Pharmaceuticals, absent further acquisitions, few new products will be introduced in 2004 and as such Mayne does not expect growth in earnings until 2005 and 2006 and the following years when a number of important new products are expected to be approved for sale; and

•	Pharmacy will continue to face a keenly competitive environment while Consumer’s result is expected to be relatively flat as the business continues to rebuild following the Pan Pharmaceuticals recall.

Mayne has indicated that it will seek to acquire businesses that:

•	are synergistic with its existing capabilities in oncology;

•	are in a complementary therapeutic class to oncology; or

•	are complementary with its existing aseptic manufacturing skills.

These businesses may be either “bolt-on”, product specific, or European/US-based.

On 17 December 2003, Mayne announced it would upgrade production services at its two injectable pharmaceutical manufacturing plants in Australia and Puerto Rico at a total cost of approximately A$60 million during the next 12 months to support the growth of its global business.

Mayne has received enquiries regarding the possible sale of its Pharmacy Services business and has been in discussions with various parties. While there is no financial or operational necessity for Mayne to sell this business, the discussions will allow the Company to determine if a sale would benefit shareholders.

Company share price performance January 2003 – January 2004

Effect of the Buy-Back Program on the Company

Funding of the Buy-Back Program

The maximum potential outlay of cash by the Company on the Buy-Back Program (before transaction costs) will be A$500 million. The actual amount required to be funded will not be determined until the completion of the Buy- Back Program and may be significantly less than this maximum.

Under the Company’s financing arrangements with ANZ, ANZ’s approval is required for any capital return that requires shareholder approval. ANZ has consented to Mayne undertaking a share buy-back of up to A$500 million.

Company pro-forma balance sheet extract as at 30 June 2003

		Buy-Back of $250 million		Buy-Back of $500 million
$millions	30 June 2003	Adjustments	Pro-forma	Adjustments	Pro-forma
Cash and deposits [1]	255.9	71.6	327.5	(75.0)	180.9
Borrowings [2]	629.8	(169.8)	460.0	(66.4)	563.4

Net debt	373.9	(241.4)	132.5	8.6	382.5
Contributed equity and reserves	3,262.1	(362.2)	2,899.9	(612.2)	2,649.9
Retained Profits	(278.7)	(46.0)	(324.7)	(46.0)	(324.7)
Outside equity interests	4.3	0.0	4.3	0.0	4.3

Total equity	2,987.8	(408.2)	2,579.5	(658.2)	2,329.5
Net debt /total capitalisation	11.1%		4.9%		14.1%
Net asset backing per share [3] ($)	3.87		3.87		3.93

Notes:

[1]	Adjustments include expected net proceeds from the sale of the Hospitals business of $789 million, however the timing of the receipt of certain amounts will depend on the timing of various consents being obtained from third parties

[2]	Borrowings include US Dollar Bonds, Bank Term Loans and Lease Liabilities

[3]	Net asset backing per share is defined as total equity / total shares outstanding, assuming a Buy-Back Price of A$3.40 and assuming all shares bought back under the on-market buy-back program and the Buy-Back Program are cancelled

Financial position

The pro-forma balance sheet extract as at 30 June 2003 set out below reflects the impact of a number of significant events announced post 30 June 2003 and also the impact of the Buy-Back Program based on a buy-back amount of A$250 million and A$500 million (assuming a buy-back price of A$3.40). For the purposes of showing the impact of the Buy-Back Program on the Company’s financial position, the balance sheet is prepared on the assumption that those subsequent events and the Buy-Back Program were completed on 30 June 2003. The subsequent events incorporated into the adjustments include:

•	additional shares bought back by the Company between 30 June 2003 and 23 January 2004 under its on-market buy-back program;

NOTICE OF GENERAL MEETING PAGE SIX

•	payment of the Company’s 6 cent dividend on 30 September 2003 and the shares issued pursuant to the Company’s DRP in relation to that dividend;

•	the acquisition of NaPro’s Paclitaxel business and Abbott Laboratories rights to market and sell Napro’s paclitaxel in North America for A$130 million announced on 26 August 2003 and the acquisition of two injectable oncology products (methotrexate sodium and leucovorin calcium) in the United States for US$6.6 million (A$9.4 million) announced on 30 October 2003;

•	the sale of Mayne’s Hospitals business for A$813 million, with expected net proceeds of A$789 million; and

•	the repayment of borrowings of up to A$200 million.

As evidenced by the proposed Buy-Back Tender, the Company is focused on responsible capital management to enhance shareholder value. Should the Company not deploy additional capital into its expanding global injectable pharmaceuticals business, the Board will consider increasing the number of shares to be bought back up to the maximum value of $500 million.

Impact on earnings per share (“EPS”)

In the absence of the Buy-Back Program or the reinvestment of the sale proceeds in value-enhancing acquisitions, the sale of the Hospitals division is expected to be EPS dilutive. The Buy-Back Program is expected to partially or fully offset this EPS dilution depending on the actual amount of capital repurchased and the average buy-back price. The actual EPS impact following the sale of Hospitals will also depend on the earnings generated by any future acquisitions or reinvestment of the proceeds into Mayne’s core business.

Net asset backing per share

The pro-forma balance sheet extract on page 6 also gives an indication of pro forma net asset backing per share. Any reduction in net asset backing per share resulting from the Buy-Back Program is not expected to affect Mayne’s market price on the basis that the market price of the shares is primarily determined by current and prospective earnings and cash flow.

Shares on issue

As at 27 January 2004, the Company has approximately 746,447,682 shares on issue. The Company will buy back up to a maximum of 180 million shares. All shares that the Company purchases under the Buy-Back Program will be cancelled.

Impact on inclusion in indices

Although the Buy-Back Program will reduce Mayne’s weightings within ASX indices and will increase the likelihood of the Company dropping out of the S&P/ASX 50 index, this is not expected to have a material impact on the Company or the liquidity of its shares.

Effect of the Buy-Back Program on the control of the Company

While the opportunity to participate for each shareholder under the Buy-Back Tender and an on-market buy-back is equal, the percentage of each shareholder’s interest which may be bought back will depend on the number of shares tendered into the Buy-Back Tender or sold in the on-market buy-back, the Buy-Back Price and the application of any scale-back mechanism, the number of shares bought back under each buy-back in the Buy-Back Program and, outside the Buy-Back Program, any acquisitions of shares made which result in substantial holdings, or increase substantial holdings, over the course of the Buy-Back Program.

Accordingly, the effect of the Buy-Back Program on the control of the Company will not be known until the Buy-Back Program is completed. Having regard to the Company’s current widely held shareholdings and assuming that is maintained, the Buy-Back Program is not expected to have any change of control implications for Mayne.

Other material information

Australian tax considerations

As noted above, the Company proposes that 100% of the Buy-Back Price under the Buy-Back Tender will be treated as capital for tax purposes. The Company is obtaining a Class Ruling from the Australian Taxation Office to confirm this tax treatment.

If the Board elects to proceed with the Buy-Back Tender, general information on the tax implications of successfully participating in the Buy-Back Tender will be provided to shareholders in the Buy-Back Booklet sent to shareholders in relation to the tender.

For shareholders selling into an on-market buy-back, the sale is treated for taxation purposes as an ordinary on-market sale of shares.

Effect on employee share plan shares and executive options

The Buy-Back Tender is only an offer to buy fully paid ordinary shares. It does not extend to options held by the Company’s executives. However, if by the Record Date, the options have been exercised by executives and shares have been issued, then the holders of these shares will be entitled to participate in the Buy-Back Tender.

The Buy-Back Program will not result in an adjustment to the exercise price or the number of shares to be issued on exercise of the options.

Employees who have employee shares that are subject to restrictions on disposal under the Company’s employee share plan will not be able to sell their shares under the Buy-Back Tender.

Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”)

Under this Act, the Commonwealth Treasurer may make divestment orders in relation to shares held by relevant persons if, following the Buy-Back Program, any “foreign person” has a controlling interest in the company. A person will have a “controlling interest” if the person and his or her associates have control of or interests in 15% or more of the shares.

Shareholders who are “foreign persons” for the purposes of the FATA should take their own advice in relation to the implications of the Buy-Back Program for them.

NOTICE OF GENERAL MEETING PAGE SEVEN

Special Business

1 BUY-BACK OF UP TO 180 MILLION ORDINARY SHARES (cont)

Proposed timing for the Buy-Back Tender

The indicative timetable for the Buy-Back Tender is set out in the table at right. These dates are indicative dates only and Mayne reserves the right to change these dates by announcement to the ASX.

Recommendation

The Board recommends that shareholders vote in favour of the resolution.

They believe the Buy-Back Program is the most efficient way to return capital to shareholders at this point in time.

In inviting shareholders to make tender offers or participate in the Buy-Back Program, the Company is not making any recommendation or providing any advice in relation to the value of its shares, nor as to whether shareholders should tender any or all of their shares. Each shareholder must make his or her own decision as to whether to tender shares in the Buy-Back Tender (and, if so, how many shares to tender and at what price) or to participate in any on-market buy-back. Shareholders should seek their own professional advice before making a decision whether to participate in the Buy-Back Program.

Event	Date

Mayne shares trade ex entitlement to participate in the Buy-Back Tender	20 February 2004

Record Date for determination of entitlements to participate in the Buy-Back Tender	26 February 2004

Completion of dispatch of Buy-Back Tender documentation to shareholders by	3 March 2004

Tender Period	4 March – 19 March 2004

Acceptances must be received by 7pm	19 March 2004

Completion of calculation of acceptances and possible scale back	20-21 March 2004

Announcement of the Buy-Back Price and scale back (if any)	22 March 2004

Dispatch of sale proceeds by	31 March 2004

Directors’ interests in shares and options

The relevant interest of each director in the share capital of the Company as at 27 January 2004, as notified by the directors of the Company to the ASX in accordance with section 205G of the Corporations Act, is:

Name of director	Ordinary shares (1)	Restricted Ordinary shares (2)
Mr Peter Willcox	5,000	19,371
Mr Stuart James	84,500	750,000
Mr Peter Barnett	10,000	5,093
Mr Peter Mason	56,865	50,819
Professor Judith Sloan	6,488	14,088
Mr Rowan Russell	6,770	26,680
Sir Ross Buckland	20,000	9,874
Ms Carolyn Kay	—	9,865

1.	Mayne has determined that the directors should not participate in the Buy-Back Tender.

2.	These shares are subject to restriction and the directors are not entitled to tender these shares in the Buy-Back Program.

Otherwise, the directors are entitled to participate in the Buy-Back Program in the same manner as other shareholders and may do so according to their own particular circumstances.

NOTICE OF GENERAL MEETING PAGE EIGHT